MTS Announces Third Quarter 2010 Financial Results

Ra’anana, Israel –November 11, 2010 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the third quarter of 2010.

Revenues for the third quarter of 2010 were $2.7 million, compared with $3.0 million in revenues during the same quarter last year. The Company’s operating loss was $28,000 in the third quarter of 2010 compared to an operating profit of $33,000 for the third quarter of 2009. Net income for the third quarter was $14,000 or $0.00 per diluted share, compared with a net loss of $31,000 or $(0.01) per diluted share in the third quarter of 2009.
Revenues for the nine month period ended September 30, 2010 were $8.6 million, compared with $8.7 million for the comparable period in 2009. Net income for the nine months ended September 30, 2010 was $59,000 or $0.01 per diluted share, compared with a net loss of $709,000 or ($0.16) per diluted share in the comparable period in 2009.
All numbers relating to our ordinary shares and earnings per share have been adjusted to reflect the reverse stock split that became effective on March 2, 2010.

“The Company continues to develop Telecom Expense Management opportunities through partners and existing customers. In addition, the Company’s Billing and Mobile Virtual Network Operator’s (MVNO) activity has grown both as a licensed offering and as a managed service.” said Eytan Bar, CEO of MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications’ expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS’s Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint’s software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.  MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:
Company:

Alon Mualem
CFO
Tel: +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,761	$2,173
Restricted marketable securities	136	227
Trade receivables, net	848	771
Unbilled receivables	42	10
Other accounts receivable and prepaid expenses	210	376
Inventories	29	39

Total current assets	3,026	3,596

LONG-TERM ASSETS:
Severance pay fund	767	767
Other investments	30	31
Deferred income taxes	35	35

Total long-term assets	832	833

PROPERTY AND EQUIPMENT, NET	136	175

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	1,507	1,807

Total other assets	4,986	5,286

Total assets	$8,980	$9,890

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2010	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$297	$432
Accrued expenses and other liabilities	2,185	2,531
Deferred revenues	2,273	2,741

Total current liabilities	4,755	5,704

LONG-TERM LIABILITIES -
Accrued severance pay	1,036	1,071

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,652	19,577
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(37)	23
Accumulated deficit	(16,410)	(16,469)

Total shareholders' equity	3,189	3,115

Total liabilities and shareholders' equity	$8,980	$9,890

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,
	2010	2009	2010	2009
Revenues:
Product sales	$3,283	$4,014	$897	$1,273
Services	5,340	4,689	1,793	1,712

Total revenues	8,623	8,703	2,690	2,985

Cost of revenues:
Product sales	1,196	1,392	369	387
Services	2,134	1,550	752	547

Total cost of revenues*	3,330	2,942	1,121	934

Gross profit	5,293	5,761	1,569	2,051

Operating expenses:
Research and development, net of grants from the OCS	1,100	1,568	429	521
Selling and marketing*	1,877	2,186	596	669
General and administrative	2,269	2,690	572	828

Total operating expenses	5,246	6,444	1,597	2,018

Operating profit (loss)	47	(683)	(28)	33
Financial income (expenses), net	25	(26)	43	(64)
Capital gain on sale of investment	-	-	-	-

Income (loss) before taxes on income	72	(709)	15	(31)
Tax on income	13	-	1	-

Net income (loss)	$59	$(709)	$14	$(31)

Net Income (loss) per share:

Basic and diluted net income (loss) per Ordinary share	$0.01	$(0.16)	$0.00	$(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	4,458,975	4,458,975	4,458,975	4,458,975

* Reclassified to conform with current period presentation.